EXHIBIT 12
The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

	For the six months ended June 28, 2015	For the Years Ended
(In thousands, except ratio)		December 28, 2014	December 29, 2013	December 30, 2012	December 25, 2011	December 26, 2010
Earnings from continuing operations before fixed charges
Earnings from continuing operations before income taxes, noncontrolling interest and (loss)/income from joint ventures	$5,019	$38,218	$98,014	$255,621	$66,283	$52,474
Distributed earning from less than fifty-percent owned affiliates	—	3,914	1,400	9,251	3,463	8,325
Adjusted pre-tax earnings from continuing operations	5,019	42,132	99,414	264,872	69,746	60,799
Fixed charges less capitalized interest	26,562	62,869	63,032	67,243	90,252	92,143
Earnings from continuing operations before fixed charges	$31,581	$105,001	$162,446	$332,115	$159,998	$152,942
Fixed charges
Interest expense, net of capitalized interest(1)	$24,292	$58,914	$59,588	$63,218	$85,693	$86,291
Capitalized interest	157	152	—	17	427	299
Portion of rentals representative of interest factor	2,270	3,955	3,444	4,025	4,559	5,852
Total fixed charges	$26,719	$63,021	$63,032	$67,260	$90,679	$92,442
Ratio of earnings to fixed charges	1.18	1.67	2.58	4.94	1.76	1.65

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Annual Report on Form 10-K for the year ended December 28, 2014 for The New York Times Company (the “Company”).

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.